Exhibit 4.5

Suez

EXTRACT OF

THE MINUTES OF THE BOARD OF DIRECTORS MEETING

OF MARCH 6, 2002

VI—Report of Compensation and Nomination Committee

M. Jean GANDOIS, president of said committee, gave account of a meeting held that day.

1.    2002 Executive Officers (Mandataires Sociaux) Compensation

The Committee proposed that the fixed part of the executive officer compensation for 2002 remain at the same level as for 2001.

For the variable part of this compensation for 2002, the Committee suggested that the EPS (earnings per share) measure be abandoned as EPS is too dependent on exceptional factors. It proposed to instead use, equally, EBITDA of the three global businesses and the net current result per share of these businesses. It also proposed that the Board reserve the ability to apply, upon proposal of the Committee, in the case of the occurrence of favorable or unfavorable events tied to the management of the Group, an increasing or decreasing coefficient of the measures mentioned above.

The Board of Directors gave its approval to these proposals.